Exhibit 99.1

SOUFUN ANNOUNCES SECOND QUARTER 2013 RESULTS

BEIJING, Aug. 8, 2013 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal in China, announced today its unaudited financial results for the second quarter of 2013.

Second Quarter 2013 Highlights

Revenue in the second quarter of 2013 was $144.1 million, a 48.6% increase from the corresponding period in 2012.

Operating income in the second quarter of 2013 was $75.8 million, a 59.6% increase from the corresponding period in 2012. Non-GAAP operating income in the second quarter of 2013 was $77.6 million, a 59.2% increase from the corresponding period in 2012.

Net income attributable to SouFun’s shareholders was $55.4 million, or $0.67 per fully diluted share, representing a year-over-year increase of 67.5%. Non-GAAP net income attributable to SouFun’s shareholders was $62.5 million, or $0.75 per fully diluted share, representing a year-over-year increase of 56.3%.

First Half 2013 Highlights

Revenue in the first half of 2013 was $235.2 million, a 51.3% increase from the corresponding period in 2012.

Operating income in the first half of 2013 was $113.0 million, an 83.1% increase from the corresponding period in 2012. Non-GAAP operating income in the first half of 2013 was $116.5 million, an 81.6% increase from the corresponding period in 2012.

Net income attributable to SouFun’s shareholders was $83.8 million, or $1.01 per fully diluted share, representing a year-over-year increase of 74.1%. Non-GAAP net income attributable to SouFun’s shareholders was $95.7 million, or $1.15 per fully diluted share, representing a year-over-year increase of 76.9%.

“We are proud of delivering another solid quarter and our 12th straight growth quarter above our guidance since SouFun’s IPO,” said Vincent Mo, Executive Chairman of SouFun. “We will continue to focus on products and services and invest in new technologies that will enhance SouFun’s websites and mobile applications for SouFun’s future growth and create long-term value for our shareholders.”

Second Quarter 2013 Results

Revenues

SouFun reported total revenues of $144.1 million for the second quarter of 2013, representing an increase of 48.6% from the corresponding period in 2012, primarily driven by the growth in listing service and SouFun membership service.

Revenue from marketing services was $58.9 million for the second quarter of 2013, an increase of 5.9% from $55.7 million for the corresponding period in 2012.

Revenue from e-commerce services was $45.0 million for the second quarter of 2013, an 84.2% increase from $24.4 million for the same period in 2012, primarily due to the expansion of SouFun membership services in Beijing, Shanghai and other cities, including Chengdu and Chongqing.

Revenue from listing services was $38.4 million for the second quarter of 2013, an increase of 147.3% from $15.5 million for the corresponding period in 2012, primarily due to the substantial growth in agency subscribers.

Revenue from other value-added services was $1.8 million for the second quarter of 2013, an increase of 30.8% from $1.4 million for the corresponding period in 2012.

Cost of Revenue

Cost of revenue was $26.1 million for the second quarter of 2013, an increase of 43.5 % from $18.2 million for the corresponding period in 2012. The increase in cost of revenue was mainly driven by the increase in staff costs and taxes.

Gross margin was 81.9% for the second quarter of 2013, compared to 81.2% for the corresponding period in 2012.

Operating Expenses and Income

Operating expenses were $42.4 million for the second quarter of 2013, an increase of 35.5 % from $31.3 million for the corresponding period in 2012.

Selling expenses were $23.0 million for the second quarter of 2013, an increase of 34.0% from $17.1 million for the corresponding period in 2012, primarily due to increased staff cost.

General and administrative expenses were $19.4 million for the second quarter of 2013, an increase of 37.4% from $14.1 million for the corresponding period in 2012, primarily due to increased staff cost.

Operating income was $75.8 million for the second quarter of 2013, an increase of 59.6% from $47.5 million for the corresponding period in 2012, driven by revenue growth and effective cost control.

Income tax expense was $24.7 million for the second quarter of 2013, a 40.2% increase compared to $17.6 million for the corresponding period in 2012, mainly driven by profit growth.

Net income attributable to SouFun’s shareholders was $55.4 million for the second quarter of 2013, a 71.2% increase from $32.3 million for the corresponding period in 2012. Fully diluted earnings per share were $0.67 for the second quarter of 2013, a 67.5% increase from $0.40 for the corresponding period in 2012.

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $80.7 million for the second quarter of 2013, an increase of 58.7% as compared to $50.8 million for the corresponding period in 2012.

As of June 30, 2013, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale security) of $273.4 million, compared to $143.6 million as of December 31, 2012. Cash flow from operating activities was $79.6 million for the second quarter of 2013, a 79.7% increase from $44.3 million for the same period in 2012.

First Half 2013 Results

Revenues

SouFun reported total revenues of $235.2 million for the first half of 2013, representing an increase of 51.3% from the corresponding period in 2012, primarily driven by the growth in listing services and SouFun membership services.

Revenue from marketing services was $94.8 million for the first half of 2013, an increase of 5.4% from $89.9 million for the corresponding period in 2012.

Revenue from e-commerce services was $71.3 million for the first half of 2013, a 95.6% increase from $36.5 million for the same period in 2012, primarily due to the expansion of SouFun membership services in Beijing, Shanghai and other cities, including Chengdu and Chongqing.

Revenue from listing services was $65.3 million for the first half of 2013, an increase of 146.5% from $26.5 million for the corresponding period in 2012, primarily due to the substantial growth in agency subscribers.

Revenue from other value-added services was $3.8 million for the first half of 2013, an increase of 45.1% from $2.6 million for the corresponding period in 2012.

Cost of Revenue

Cost of revenue was $46.2 million for the first half of 2013, an increase of 32.9 % from $34.7 million for the corresponding period in 2012. The increase in cost of revenue was primarily due to the increase in staff costs and business taxes.

Gross margin was 80.4% for the first half of 2013, improved from 77.7% for the corresponding period in 2012 as a result of effective cost control and revenue growth.

Operating Expenses and Income

Operating expenses were $76.2 million for the first half of 2013, an increase of 29.1 % from $59.0 million for the corresponding period in 2012.

Selling expenses were $41.7 million for the first half of 2013, an increase of 32.0% from $31.6 million for the corresponding period in 2012, primarily due to increased staff cost.

General and administrative expenses were $34.5 million for the first half of 2013, an increase of 25.7% from $27.4 million for the corresponding period in 2012, primarily due to increased staff cost.

Operating income was $113.0 million for the first half of 2013, an increase of 83.1% from $61.7 million for the corresponding period in 2012, driven by revenue growth and effective cost control.

Income tax expense was $36.4 million for the first half of 2013, an 86.1% increase compared to $19.6 million for the corresponding period in 2012. The increase was primarily due to a $15.2 million incremental tax expense driven by profit growth and a $1.6 million one-time tax benefit in the first half of 2012.

Net income attributable to SouFun’s shareholders was $83.8 million for the first half of 2013, an increase of 78.7% from $46.9 million for the corresponding period in 2012. Fully diluted earnings per share were $1.01 for the first half of 2013, a 74.1% increase from $0.58 for the corresponding period in 2012.

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $121.6 million for the first half of 2013, an increase of 78.0% as compared to $68.3 million for the corresponding period in 2012.

Cash flow from operating activities was $139.4 million for the first half of 2013, a 97.4% increase from $70.7 million for the same period in 2012.

Business Outlook

SouFun raises its total revenue guidance for 2013 from between $527.0 million and $538.0 million to between $538.0 million and $548.0 million, or from a year-over-year increase of between 22.5% and 25.0% to between 25.0% and 27.5%, despite uncertainties in China’s property market for the second half of 2013. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Conference Call Information

SouFun’s management team will host a conference call on August 8, 2013 at 8 a.m. U.S. Eastern Daylight Time (8 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

International Toll Dial-In Number:	+65 6723 9381
International Toll Free Dial-In Number(s):
Hong Kong	800 930 346
United States	+1 866 519 4004
Local Dial-In Number(s):
Mainland China	400 620 8038 / 800 819 0121
Hong Kong	+852 2475 0994
United States, New York	+845 675 0437
Passcode:	SFUN
Conference ID # 21467448

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 10:00 a.m. U.S. Eastern Daylight Time on August 8 through August 15, 2013. The dial-in details for the telephone replay are:

International:	+61 2 8199 0299
Toll Free:
Mainland China	400 120 0931 / 400 120 0932 / 800 870 0205
Hong Kong	800 963 117
United States	+1 855 452 5696
Local Toll:
Hong Kong	+852 3051 2780
United States, New York	+646 254 3697
Conference ID # 21467448

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to our websites in 2012. Through SouFun’s websites, it provides marketing, e-commerce, listing, and other value-added services for China’s fast-growing real estate and home-related sectors. SouFun’s Internet portal is highly focused on user experience, and supports SouFun’s users in seeking information on the real estate and home-related sectors in China. SouFun currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 320 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the revenue outlook for 2013 and statements regarding SouFun’s strategic and operational plans and focus, current and future market positions the impact of government policies and China’s real estate and home furnishings market. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, current global economic conditions and their potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, challenges in China’s real estate market, the impact of competitive market conditions for our services and our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on form 20-F and other documents we have filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, as well as realized gain on available-for-sale security for the three months ended June 30, 2013, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Mr. Hong Zhao

Vice President of Finance

SouFun Holdings Limited

Phone: +86-10-5631-8707

Email: hongzhao@soufun.com

Or

Ms. Yiwen Zhang

Investor Relations Manager

SouFun Holdings Limited

Phone: +86-10-5631 8659

E-mail: zhangyiwen@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheets

(in U.S. dollars in thousands, except as noted)

	June 30,	Dec 31,
	2013	2012
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	255,557	118,167
Short-term investments	17,803	26,841
Accounts receivable, net	43,282	30,029
Funds receivable	17,635	7,600
Prepayment and other current assets	7,763	9,226
Deferred tax assets, current	2,875	2,734

Total current assets	344,915	194,597

Non-current assets:
Property and equipment, net	221,212	79,564
Restricted cash, non-current	398,181	391,416
Deferred tax assets, non-current	2,084	1,723
Deposit for non-current assets	9,065	8,750
Prepayment for BaoAn acquisition	—	111,367
Other non-current assets	19,234	13,744

Total non-current assets	649,776	606,564

Total assets	994,691	801,161

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,670	270,670
Deferred revenue	113,700	65,871
Accrued expenses and other liabilities	100,766	89,306
Customers’ refundable fees	30,187	18,449
Income tax payable	16,851	23,659
Amounts due to a related party	175	—

Total current liabilities	532,349	467,955
Non-current liabilities:
Long-term loans	80,750	80,750
Deferred tax liabilities, non-current	93,714	64,947
Other non-current liabilities	473	—

Total non-current liabilities	174,937	145,697

Total Liabilities	707,286	613,652

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 56,532,480 shares and 56,013,735 shares issued and outstanding as at June 30, 2013 and December 31, 2012, respectively	7,259	7,192
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at June 30, 2013 and December 31, 2012 , respectively	3,124	3,124
Additional paid-in capital	76,671	69,637
Accumulated other comprehensive income	32,913	23,974
Retained earnings	166,729	82,952

Total SouFun shareholders’ equity	286,696	186,879
Noncontrolling interests	709	630

Total equity	287,405	187,509

TOTAL LIABILITIES AND EQUITY	994,691	801,161

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

(in U.S. dollars in thousands, except share data and per ADS data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	58,947	55,658	94,760	89,910
E-commerce services	44,972	24,417	71,335	36,462
Listing services	38,423	15,535	65,257	26,469
Other value-added services	1,802	1,378	3,826	2,637

Total revenues	144,144	96,988	235,178	155,478
Cost of Revenues:
Cost of services	(26,124)	(18,208)	(46,154)	(34,730)

Total Cost of Revenues	(26,124)	(18,208)	(46,154)	(34,730)
Gross Profit	118,020	78,780	189,024	120,748
Operating expenses and income:
Selling expenses	(22,965)	(17,136)	(41,697)	(31,594)
General and administrative expenses	(19,424)	(14,138)	(34,484)	(27,437)
Other income	167	—	167	—

Operating Income	75,798	47,506	113,010	61,717
Foreign exchange gain	2	57	2	55
Interest income	6,315	4,529	11,993	8,956
Interest expense	(3,218)	(2,593)	(6,555)	(5,210)
Government grants	432	486	854	923
Other-than-temporary impairment on available-for-sale security	—	—	—	(14)
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	821	—	821	—
Gain on bargain purchase	—	—	102	—

Income before income taxes and noncontrolling interests	80,150	49,985	120,227	66,427
Income tax expenses
Income tax expenses	(24,747)	(17,645)	(36,380)	(19,553)

Net income	55,403	32,340	83,847	46,874
Net income attributable to noncontrolling interests	35	—	70	—

Net income attributable to SouFun shareholders	55,368	32,340	83,777	46,874
Other comprehensive income, net of tax
Foreign currency Translation	8,323	(1,742)	9,691	(1,603)
Realized gain on available-for-sale security	(821)	—	(821)	—
Unrealized gain on available-for-sale security	—	500	78	500

Total other comprehensive income, net of tax	7,502	(1,242)	8,948	(1,103)

Comprehensive income	62,905	31,098	92,795	45,771

Earnings per share for Class A and Class B ordinary shares
Basic	0.71	0.42	1.07	0.61

Diluted	0.67	0.40	1.01	0.58

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,923,911	76,878,518	77,962,391	77,241,192

Diluted	83,124,647	81,392,881	83,266,708	81,328,134

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

(in U.S. dollars in thousands, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
GAAP income from operations	75,798	47,506	113,010	61,717
Share-based compensation expense	1,761	1,202	3,524	2,464
Non-GAAP income from operations	77,559	48,708	116,534	64,181
GAAP net income	55,403	32,340	83,847	46,874
One-off tax benefit	—	—	—	(1,631)
Withholding tax related to dividends	6,156	5,208	9,305	5,208
Other-than-temporary impairment on available-for-sale security	—	—	—	14
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	(821)	—	(821)	—
Share-based compensation expense	1,761	1,202	3,524	2,464
Gain on bargain purchase	—	—	(102)	—
Non-GAAP net income	62,499	38,750	95,753	52,929
Net Income attributable to SouFun shareholders	55,368	32,340	83,777	46,874
One-off tax benefit	—	—	—	(1,631)
Withholding tax related to dividends	6,156	5,208	9,305	5,208
Other-than-temporary impairment on available-for-sale security	—	—	—	14
Realized gain on available-for-sale security (includes $821 accumulated other comprehensive income reclassifications for unrealized net gains on available-for-sale security)	(821)	—	(821)	—
Share-based compensation expense	1,761	1,202	3,524	2,464
Gain on bargain purchase	—	—	(102)	—
Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	62,464	38,750	95,683	52,929
GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.71	0.42	1.07	0.61
Diluted	0.67	0.40	1.01	0.58
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.80	0.50	1.23	0.69
Diluted	0.75	0.48	1.15	0.65
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,923,911	76,878,518	77,962,391	77,241,192
Diluted	83,124,647	81,392,881	83,266,708	81,328,134

SouFun Holdings Limited

Reconciliation of Non-GAAP and Adjusted EBITDA

(in U.S. dollars in thousands)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
Non-GAAP
Net income	62,499	38,750	95,753	52,929
Add back:
Interest expense	3,218	2,593	6,555	5,210
Income tax expenses	18,591	12,437	27,075	15,976
Depreciation expenses	2,663	1,573	4,162	3,110
Subtract:
Interest income	(6,315)	(4,529)	(11,993)	(8,956)

Adjusted EBITDA	80,656	50,824	121,552	68,269